File No. [ ]

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT

AB CarVal Opportunistic Credit Fund; AB CarVal Investors, L.P.; CarVal CLO Management, LLC; CarVal Investors GB LLP; CarVal Investors Pte, Ltd,; CarVal Wengsheng Private Fund Management (Shanghai) Co., Ltd; CarVal CCF US Corporation; CarVal Contingent Credit Fund LP; Centre Street CarVal Partnership LP; CarVal CSC US Corporation; CVI EMCOF US, LLC; CVI AIF Cayman Securities Ltd; CVI AIF Master Fund I LP; CVI AIF Master Fund II LP; CarVal CCF Luxembourg S.A R.L.; CarVal CCF Singapore Subfund; CarVal CCOF Luxembourg S.A R.L.; CVI CCOF Cayman Finance Corporation; CVI CCOF Cayman Securities Ltd; CVI CCOF Master Fund I LP; CVI CCOF Singapore Subfund; CVI CEF Cayman Securities Ltd; CVI CEF Luxembourg S.A R.L.; CVI CEF Master Fund I LP; CVI CEF Master Fund II LP; CVI CEF Master Fund III LP; CVI CEF Master Fund IV LP;CVI CEF II Master Fund I LP; CVI CEF II Master Fund II LP; CVI CEF II Master Fund III LP; CVI CEF II Master Fund IV LP; CVI CEF II Pooling Fund I LP; CVI CEF II Pooling Fund II LP; CVI CEF II Pooling Fund III LP; CVI CEF II Pooling Fund IV LP; CVI CEF II Cayman Finance Corporation; CVI CEF II Cayman Securities Ltd; CVI CEF II Luxembourg S.A R.L.; CarVal CLO I Ltd.; CarVal CLO II Ltd.; CarVal CLO III Ltd.; CarVal CLO IV Ltd.; CarVal CLO V-C Ltd.; CarVal CLO VII-C Ltd.; CarVal CSC Cayman Securities Ltd; CarVal CSC Cayman Finance Corporation; CarVal CSC Luxembourg S.A R.L.; CVI CSF US LLC; CVI CSF Cayman Finance Corporation; CVI CSF Master Fund I LP; CVI CSF Master Fund II LP; CVI CSF Master Fund III LP; CVI CSF Cayman Securities LP; CVI CSF Luxembourg S.A R.L.; CVI CVF IV Lux Master S.A R.L.; CVI CVF IV Master Fund I LP; CVI CVF IV Master Fund II LP; CVI CVF IV Master Fund III LP; CVI CVF IV Master Fund IV, LLC; CVI CVF IV Cayman Finance Corporation; CVI CVF IV Cayman Securities Ltd; CVI CVF IV Singapore Subfund; CVI Group Pooling RAIF S.C.A.- CVF V Sub-Fund; CVI CVF V Pooling Fund I LP; CVI CVF V Pooling Fund II LP; CVI CVF V Pooling Fund III LP; CVI CVF V Cayman Finance Corporation; CVI CVF V Cayman Securities Ltd; CVI CVF V Renewables, LLC; CVI CVF V Singapore Subfund; CVIC Cayman Holdings GP Corporation; CVIC Cayman Finance Corporation; CVIC Cayman Securities Ltd; CVIC Lux Finance S.A R.L.; CVIC Master Fund II, LLC; CVIC Master Fund III, LLC; CVIC Master Fund IV LP; CVIC Master Fund LP; CVIC Singapore Subfund; CVIC US Holdings II LP; CVIC Lux Securities Trading S.A R.L.; CVI EMCOF Lux S.A R.L.; CVI EMCOF Cayman Finance Corporation; CVI EMCOF Cayman Securities Ltd; CVI EMCOF Master Fund LP; CVI EMCOF Singapore Subfund; Britannica Recoveries S.A R.L.; Bohai Investment Holdings S.A R.L.; Insubria S.A R.L.; Mincio S.A R.L.; Lienza GP S.A R.L.; CVF III Mortgage Loan Trust II; CVF III Residential Investments II LLC; CVF III Mortgage Loan II Holdings LP; CVI CGS Mortgage Loan Trust I; CVI GCS Residential Investments I LLC; CVI CGS Mortgage Loan I Holdings LP; CVI LCF Mortgage Loan Trust I; CVI LCF Residential Investments I LLC; CVI SGP Acquisition Trust; CVI SGP-CO Acquisition Trust; CVI SGP LLC; Mill City Mortgage Loan Trust; CVI MC Residential Investments A LLC; CVI MC Residential Investments I LLC; Mill City Acquisition Holdings LP; Mill City Investment Holdings LP; Lyndale Holdings

Limited; CVI Investment Holdings Limited; CVI AGL AssetCo Holdings, LLC; CVI VGY DevCo Holdings, LLC; CVI VGY Holdings, LLC; CVI Funding (TRS) I, LLC; CVI Loan Sub Holdings IV, LLC; CVI Loan Sub Holdings V, LLC; CVI SL Investment Trust; CVI SL Investment Trust II; CVI SKP FF Acquisition Trust; CVI SA1Senior Loan Holdings, LLC; CVI SKP Equity Holdings, LLC; Lyndale Investment Holdings LP

1601 UTICA AVENUE

SOUTH SUITE 1000

MINNEAPOLIS, MN 55416

All Communications, Notices and Orders to:

Matthew Bogart, General Counsel

AB CarVal Investors, L.P.

1601 Utica Avenue

South Suite 1000

Minneapolis, MN 55416

Copies to:

Kenneth Young, Esq. Dechert LLP Cira Centre 229 Arch Street Philadelphia, PA 19104 (215) 994-2988	William J. Bielefeld, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006 (202) 261-3386

January 26, 2023

I.	INTRODUCTION

A.	Requested Relief

AB CarVal Opportunistic Credit Fund and AB CarVal Investors, L.P. and their related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by Section 17(d) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants, and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

B.	Applicants Seeking Relief

•

AB CarVal Opportunistic Credit Fund (the “Fund”), a newly formed Delaware statutory trust that intends to register under the Act as a closed-end management investment company that will operate as an interval fund;

•

AB CarVal Investors, L.P. (“AB CarVal”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and the investment adviser for the Existing Regulated Fund, on behalf of itself and its successors;[3]

•	CarVal CLO Management, LLC (“CarVal CML”), which is a “relying adviser” under the Advisers Act through a single registration with AB CarVal, on behalf of itself and its successors;

•	CarVal Investors GB LLP (“CarVal IGL”), which is a “relying adviser” under the Advisers Act through a single registration with AB CarVal, on behalf of itself and its successors;

•	CarVal Investors Pte, Ltd.(“CarVal IPL”), which is a “relying adviser” under the Advisers Act through a single registration with AB CarVal, on behalf of itself and its successors;

•

CarVal Wengsheng Private Fund Management (Shanghai) Co., Ltd.(“CarVal PFMSCL”), which is a “relying adviser” under the Advisers Act through a single registration with AB CarVal, on behalf of itself and its successors; and

•

the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity (i) whose investment adviser is an Existing Adviser (defined below), (ii) which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act and (iii) which currently intends to rely on the Order (each, an “Existing Affiliated Fund,” and collectively, the “Existing Affiliated Funds” and together with the Existing Regulated Fund, AB CarVal, CarVal CML, CarVal IGL, CarVal IPL and CarVal PFMSCL, the “Applicants”).

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	The term successor, as applied to the Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

C.	Defined Terms

“AB CarVal Proprietary Account” means any account of the Adviser or any affiliate of the Adviser or any company that is a direct or indirect, wholly- or majority-owned subsidiary of the Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

“Adviser” means any Existing Advisers (defined below), together with any future investment adviser that intends to participate in the program of co-investments described in this Application and (i) is controlled by AB CarVal, (ii) (a) is registered as an investment adviser under the Advisers Act, or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that is controlled by AB CarVal and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Affiliated Fund”4 means any Existing Affiliated Fund, any AB CarVal Proprietary Account (defined below), and any Future Affiliated Fund (defined below).

“BDC” means a business development company under the Act.5

“Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions which would be within the Regulated Fund’s then-current Objectives and Strategies (defined below). The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will consider all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though the Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Adviser, the Regulated Funds, the Affiliated Funds, and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Code” means the Internal Revenue Code of 1986, as amended.

[4]

Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 under the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

[5]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company, or series thereof, as a BDC for this purpose).

“Existing Advisers” means AB CarVal, CarVal CML, CarVal IGL, CarVal IPL and CarVal PFMSCL.

“Existing Regulated Fund” means the AB CarVal Opportunistic Credit Fund.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any existing or future entity (a) whose investment adviser is the Adviser, (b) that either (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (ii) relies on Rule 3a-7 under the Act, and (c) that intends to participate in the program of co-investments described in this Application.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act, (b) whose investment adviser is the Adviser, and (c) that intends to participate in the program of co-investments described in this Application.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)        in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)        in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Fund and any Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which the Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)          it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)         it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)        it trades with sufficient volume and liquidity (findings as to which are documented by the Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means any entity: (i) that is wholly owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which the Board of such Regulated Fund has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that either (a) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (b) relies on Rule 3a-7 under the Act. All subsidiaries participating in Co-Investment Transactions will be Wholly Owned Investment Subsidiaries and will have Objectives and Strategies that are either the same as, or a subset of, their parent Regulated Fund’s Objectives and Strategies.

II.	APPLICANTS

A.	AB CarVal Opportunistic Credit Fund

The Fund is a newly formed Delaware Statutory Trust that intends to operate as a registered closed-end management investment company. The Fund intends to operate as an interval fund under the Act.

The investment objective of the Fund will be to seek to maximize total return. The Fund intends to seek to achieve its investment objective by investing primarily in debt securities and credit-related investments, either directly or through separate investment structures or vehicles that provide the Fund with exposure to such securities.

The Fund’s business and affairs are managed under the direction of its Board, a majority of whom are Independent Directors.

[6]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

B.	AB CarVal Investors, L.P.

AB CarVal will serve as the investment adviser to the Fund pursuant to an investment advisory agreement between AB CarVal and the Fund (the “Advisory Agreement”). AB CarVal will be primarily responsible for the day-to-day selection of investments for the Fund.

The Adviser has sole responsibility for sourcing and evaluating any Potential Co-Investment Transaction for the proposed co-investment program.

C.	Existing Affiliated Funds

The Adviser serves as the investment adviser for all of the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Appendix A.

D.	AB CarVal Proprietary Accounts

The AB CarVal Proprietary Accounts will hold various financial assets in a principal capacity. The Adviser and its affiliates may operate through wholly- or majority-owned subsidiaries. Currently, there are no AB CarVal Proprietary Accounts or subsidiaries that exist and currently intend to participate in the Co-Investment Program.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Section 17(d) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) and Rule 17d-1 under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to many older precedents, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Further, in line with more recent precedents discussed in Section III.D. below, the Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections III.A.3. and III.A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

The Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and the Act. The Adviser is presented with hundreds of investment opportunities each year on behalf of its clients and will determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients, and without violating the prohibitions on joint transactions included in Rule 17d-1.

The Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably over time. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of the Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the relevant investment advisory personnel of the Adviser responsible for the Regulated Funds receive the same information about the opportunity as any other investment advisory personnel considering the opportunity for clients of the Adviser. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the investment advisory personnel of the Adviser responsible for such Regulated Fund receives sufficient information to allow the Adviser’s investment committee to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).7 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the relevant investment advisory personnel of the Adviser receives such information. After receiving notification of a Potential Co-Investment Transaction, the Adviser will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Adviser responsible for the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Adviser’s allocation policies and procedures are structured so that the relevant investment advisory personnel responsible for each Regulated Fund will be

[7]

Representatives from the investment advisory personnel of the Adviser responsible for a Regulated Fund are entitled to participate in each meeting of the Adviser’s investment committee at which it is expected to approve or reject recommended investment opportunities falling within the Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with such representatives’ participation in such meetings. The minutes of the investment committee meeting for each Potential Co-Investment Transaction will document the recommendations by the investment committee.

promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

Allocation Procedure. The Adviser will apply its written allocation policies and procedures to formulate a proposed order amount for each Regulated Fund and Affiliated Fund as to which the Adviser recommends participating in a Potential Co-Investment Transaction. The amount proposed by the Adviser to be allocated to each Regulated Fund and Affiliated Fund participating in the Potential Co-Investment Transaction will be documented in a written allocation statement. In the event that a proposed order amount is adjusted, in accordance with the Adviser’s written allocation policies and procedures, prior to the External Submission (defined below), the written allocation statement will reflect such adjustment. The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.8 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Adviser will establish, implement and maintain; provided, that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Applicants represent that the Adviser, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. The Adviser’s allocation policy is designed to ensure that every client is treated fairly and equitably and that the Adviser is following its allocation policies. The entire allocation process will be overseen by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

[8]

The Adviser will maintain records of all Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. The Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,9 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time

[9]	See note 23, below.

rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of the Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. above and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;10 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;11 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.12 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-

[10]	See note 21, below.

[11]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[12]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

B.	Applicable Law

1.	Section 17(d)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.13

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that

[13]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

there may be transactions subject to these prohibitions that do not present the dangers of overreaching.14 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”15

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because the Adviser is the investment adviser to the Existing Regulated Fund and each of the Existing Affiliated Funds, and will be the investment adviser to any Future Regulated Funds and Future Affiliated Funds. Thus, each of the other Regulated Funds and Affiliated Funds could be deemed to be a person related to a Regulated Fund (or a company controlled by the Regulated Fund) in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 could apply to prohibit the other Regulated Funds and Affiliated Funds from participating in Co-Investment Transactions with a Regulated Fund (or a company controlled by the Regulated Fund).

In addition, because any AB CarVal Proprietary Accounts would be controlled by the Adviser or its affiliates and, therefore, may be under common control with the Existing Regulated Fund, the Existing Affiliated Funds, and any Future Regulated Funds and Future Affiliated Funds, the AB CarVal Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Section 17(d) and also prohibited from participating in Co-Investment Transactions with a Regulated Fund (or a company controlled by the Regulated Fund).

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.16 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with the range of investor protections found in the orders we cite. We

[14]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[15]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[16]

See, e.g., Goldman Sachs BDC, Inc., et al (File No. 812-15236), Release No. IC-34753 (November 16, 2022) (order), Release No. IC-34522 (March 15, 2022) (notice); Main Street Capital Corporation, et al. (File No. 812-15362), Release No. IC-34748 (November 8, 2022) (order), Release No. IC-34726 (October 11, 2022) (notice); PennantPark Investment Advisers, LLC, et al. (File No. 812-15305), Release No. IC-34742 (October 28, 2022) (order), Release No. IC-34723 (October 3, 2022) (notice); Neuberger Berman BDC LLC, et al. (File No. 812-15378), Release No. IC-34730 (October 25, 2022) (order), Release No. IC-34719 (September 29, 2022) (notice); Nuveen Churchill Direct Lending Corp., et al. (File No. 812-15322), Release No. IC-34728 (October 14, 2022) (order), Release No. IC-34702 (September 15, 2022) (notice); Ares Capital Corporation, et al. (File No. 812-15368), Release No. IC-34722 (September 30, 2022) (order), Release No. IC-34699 (September 15, 2022) (notice); John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286), Release No. IC-34718 (September 26, 2022) (order), Release No. IC-34690 (August 29, 2022) (notice); Brightwood Capital Corporation I, Et Al (File No. 812-15287), Release No. IC-34704 (September 19, 2022) (order), Release No. IC-34680 (August 22, 2022) (notice); Varagon Capital Corporation, et al. (File No. 812-15349), Release No. IC-34698 (September 8, 2022) (order), Release No. IC-34672 (August 11, 2022) (notice); and Owl Rock Capital Corporation, et al. (File No. 812-15341), Release No. IC-34696 (September 7, 2022) (order), Release No. IC-34670 (August 10, 2022) (notice).

note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed in relevant precedent.

The Commission also has issued orders extending co-investment relief to proprietary accounts.17

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1, the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Adviser.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

[17]

See, e.g., Goldman Sachs BDC, Inc., et al (File No. 812-15236), Release No. IC-34753 (November 16, 2022) (order), Release No. IC-34522 (March 15, 2022) (notice); Main Street Capital Corporation, et al. (File No. 812-15362), Release No. IC-34748 (November 8, 2022) (order), Release No. IC-34726 (October 11, 2022) (notice); PennantPark Investment Advisers, LLC, et al. (File No. 812-15305), Release No. IC-34742 (October 28, 2022) (order), Release No. IC-34723 (October 3, 2022) (notice); Neuberger Berman BDC LLC, et al. (File No. 812-15378), Release No. IC-34730 (October 25, 2022) (order), Release No. IC-34719 (September 29, 2022) (notice); Nuveen Churchill Direct Lending Corp., et al. (File No. 812-15322), Release No. IC-34728 (October 14, 2022) (order), Release No. IC-34702 (September 15, 2022) (notice); Ares Capital Corporation, et al. (File No. 812-15368), Release No. IC-34722 (September 30, 2022) (order), Release No. IC-34699 (September 15, 2022) (notice); John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286), Release No. IC-34718 (September 26, 2022) (order), Release No. IC-34690 (August 29, 2022) (notice); Brightwood Capital Corporation I, Et Al (File No. 812-15287), Release No. IC-34704 (September 19, 2022) (order), Release No. IC-34680 (August 22, 2022) (notice); Varagon Capital Corporation, et al. (File No. 812-15349), Release No. IC-34698 (September 8, 2022) (order), Release No. IC-34672 (August 11, 2022) (notice); and Owl Rock Capital Corporation, et al. (File No. 812-15341), Release No. IC-34696 (September 7, 2022) (order), Release No. IC-34670 (August 10, 2022) (notice).

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If the Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)

The Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that the Adviser identifies for each Regulated Fund all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)

When the Adviser identifies a Potential Co-Investment Transaction for a Regulated Fund under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)

If the Adviser deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)

If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. The Adviser will promptly notify and provide the Eligible Directors of each participating Regulated Fund with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)

After making the determinations required in Condition 1(b) above, the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)

the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the Regulated Fund’s equity holders; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)

the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)

the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)	any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)

the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[18] financial benefit to the Adviser, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) of the Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[19] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.

Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

[18]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[19]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)	the Adviser[20] will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)	the Adviser will formulate a recommendation as to participation by each Regulated Fund that holds an investment in the issuer in the Disposition.

(b)

Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)

(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[21] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)

each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)	the Adviser will formulate a recommendation as to participation by each Regulated Fund that holds an investment in the issuer in the Disposition; and

(iii)

the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

[20]	Any AB CarVal Proprietary Account that is not advised by the Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

[21]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)	the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)	the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1 and records the basis for the finding in the Board minutes.

(c)	Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)

Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)	Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

(iv)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[22] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)	the Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

[22]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(b)	No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)

(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[23] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)	it is a Non-Negotiated Follow-On Investment.

(c)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

[23]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(i)	the Adviser will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)	the Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)

the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1. The basis for the Board’s findings will be recorded in its minutes.

(c)	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)	Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1, as applicable;

(iii)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)

The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co- Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)

All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)

Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of this Application and the procedures established to achieve such compliance.

(d)	The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.

Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.

Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.

Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Adviser under its respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.

Transaction Fees.[24] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and the Adviser.

15.

Proportionate Voting. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.    PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Matthew Bogart, General Counsel

AB CarVal Investors, L.P.

1601 Utica Avenue

South Suite 1000

Minneapolis, MN 55416

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Kenneth Young, Esq. Dechert LLP Cira Centre 229 Arch Street Philadelphia, PA 19104 (215) 994-2988	William J. Bielefeld, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006 (202) 261-3386

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 26th day of January, 2023.

[24]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

AB CARVAL OPPORTUNISTIC CREDIT FUND

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Chief Executive Officer

AB CARVAL INVESTORS, L.P.

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Authorized Signatory

CARVAL CLO MANAGEMENT, LLC

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Vice President

CARVAL CCF US CORPORATION CARVAL CSC US CORPORATION

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Executive Vice President

CARVAL INVESTORS PTE, LTD. CARVAL WENGSHENG PRIVATE FUND MANAGEMENT (SHANGHAI) CO., LTD.

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Director

CARVAL CONTINGENT CREDIT FUND LP

CENTRE STREET CARVAL PARTNERSHIP LP

CVI EMCOF US, LLC

CVI AIF CAYMAN SECURITIES LTD

CVI AIF MASTER FUND I LP

CVI AIF MASTER FUND II LP

CARVAL CCF SINGAPORE SUBFUND

CVI CCOF CAYMAN FINANCE CORPORATION

CVI CCOF CAYMAN SECURITIES LTD

CVI CCOF MASTER FUND I LP

CVI CCOF SINGAPORE SUBFUND

CVI CEF CAYMAN SECURITIES LTD

CVI CEF MASTER FUND I LP

CVI CEF MASTER FUND II LP

CVI CEF MASTER FUND III LP

CVI CEF MASTER FUND IV LP

CVI CEF II MASTER FUND III LP

CVI CEF II MASTER FUND IV LP

CVI CEF II MASTER FUND I LP

CVI CEF II MASTER FUND II LP

CVI CEF II POOLING FUND II LP

CVI CEF II POOLING FUND I LP

CVI CEF II POOLING FUND III LP

CVI CEF II POOLING FUND IV LP

CVI CEF II CAYMAN FINANCE CORPORATION

CVI CEF II CAYMAN SECURITIES LTD

CARVAL CSC CAYMAN SECURITIES LTD

CARVAL CSC CAYMAN FINANCE CORPORATION

CARVAL CSC LUXEMBOURG S.A R.L.

CVI CSF US LLC

CVI CSF CAYMAN FINANCE CORPORATION

CVI CSF MASTER FUND I LP

CVI CSF MASTER FUND II LP

CVI CSF CAYMAN SECURITIES LP

CVI CSF MASTER FUND III LP

CVI CVF IV MASTER FUND I LP

CVI CVF IV MASTER FUND II LP

CVI CVF IV MASTER FUND III LP

CVI CVF IV MASTER FUND IV, LLC

CVI CVF IV CAYMAN FINANCE CORPORATION

CVI CVF IV CAYMAN SECURITIES LTD

CVI CVF IV SINGAPORE SUBFUND

CVI CVF V POOLING FUND I LP

CVI CVF V POOLING FUND II LP

CVI CVF V POOLING FUND III LP

CVI CVF V CAYMAN FINANCE CORPORATION

CVI CVF V CAYMAN SECURITIES LTD

CVI CVF V RENEWABLES, LLC

CVI CVF V SINGAPORE SUBFUND

CVIC CAYMAN HOLDINGS GP CORPORATION

CVIC CAYMAN FINANCE CORPORATION

CVIC CAYMAN SECURITIES LTD

CVIC MASTER FUND II, LLC

CVIC MASTER FUND III, LLC

CVIC MASTER FUND IV LP

CVIC MASTER FUND LP

CVIC SINGAPORE SUBFUND

CVIC US HOLDINGS II LP

CVI EMCOF CAYMAN FINANCE CORPORATION

CVI EMCOF CAYMAN SECURITIES LTD

CVI EMCOF MASTER FUND LP

CVI EMCOF SINGAPORE SUBFUND

CVF III MORTGAGE LOAN TRUST II

CVF III RESIDENTIAL INVESTMENTS II LLC

CVF III MORTGAGE LOAN II HOLDINGS LP

CVI CGS MORTGAGE LOAN TRUST I

CVI GCS RESIDENTIAL INVESTMENTS I LLC

CVI CGS MORTGAGE LOAN I HOLDINGS LP

CVI LCF MORTGAGE LOAN TRUST I

CVI LCF RESIDENTIAL INVESTMENTS I LLC

CVI SGP ACQUISITION TRUST

CVI SGP-CO ACQUISITION TRUST

CVI SGP LLC

CVI SL INVESTMENT TRUST

MILL CITY MORTGAGE LOAN TRUST

CVI MC RESIDENTIAL INVESTMENTS A LLC

CVI MC RESIDENTIAL INVESTMENTS I LLC

MILL CITY ACQUISITION HOLDINGS LP

MILL CITY INVESTMENT HOLDINGS LP

CVI AGL ASSETCO HOLDINGS, LLC

CVI VGY DEVCO HOLDINGS, LLC

CVI VGY HOLDINGS, LLC

CVI FUNDING (TRS) I, LLC

CVI LOAN SUB HOLDINGS IV, LLC

CVI LOAN SUB HOLDINGS V, LLC

CVI SL INVESTMENT TRUST

CVI SL INVESTMENT TRUST II

CVI SKP FF ACQUISITION TRUST

CVI SA1SENIOR LOAN HOLDINGS, LLC

CVI SKP EQUITY HOLDINGS, LLC

LYNDALE INVESTMENT HOLDINGS LP

CVI CVF IV LUX MASTER S.A R.L.

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Authorized Signatory

CARVAL CCF LUXEMBOURG S.A R.L.

CARVAL CCOF LUXEMBOURG S.A R.L.

CVI CEF LUXEMBOURG S.A R.L.

CVI CEF II LUXEMBOURG S.A R.L.

CVI CSF LUXEMBOURG S.A R.L.

CVIC LUX FINANCE S.A R.L.

CVIC LUX SECURITIES TRADING S.A R.L.

CVI EMCOF LUX S.A R.L.

BRITANNICA RECOVERIES S.A R.L.

BOHAI INVESTMENT HOLDINGS S.A R.L.

INSUBRIA S.A R.L.

LIENZA GP S.A R.L.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager
CVI GROUP POOLING RAIF S.C.A.- CVF V SUB-FUND
By:	CVI Group Pooling RAIF GP S.à r.l., its
general partner

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

CARVAL CLO I LTD.

CARVAL CLO II LTD.

CARVAL CLO III LTD.

CARVAL CLO IV LTD.

CARVAL CLO V-C LTD.

CARVAL CLO VII-C LTD.

By:	/s/ Dianne Farjallah
Name:	Dianne Farjallah
Title:	Director

LYNDALE HOLDINGS LIMITED CVI INVESTMENT HOLDINGS LIMITED

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director

CARVAL INVESTORS GB LLP

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director of the Member/Manager (CarVal Investors UK Limited)

MINCIO S.A R.L.

By:	/s/ Alessandro Linguanotto
Name:	Alessandro Linguanotto
Title:	Manager

By:	/s/ Andrea Bartelloni
Name:	Andrea Bartelloni
Title:	Manager

VERIFICATION

Each of the undersigned states that he has duly executed the attached application dated as of January 26, 2023 for and on behalf of AB CarVal Opportunistic Credit Fund and AB CarVal Investors, L.P. that they hold office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

AB CARVAL OPPORTUNISTIC CREDIT FUND

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Chief Executive Officer

AB CARVAL INVESTORS, L.P.

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of January 26, 2023 for and on behalf of Carval CLO Management, LLC, Carval CCF US Corporation, Carval CSC US Corporation, Carval Investors Pte, Ltd., Carval Wengsheng Private Fund Management (Shanghai) Co., Ltd., Carval Contingent Credit Fund LP, Centre Street Carval Partnership LP, CVI EMCOF US, LLC, CVI AIF Cayman Securities Ltd, CVI AIF Master Fund I LP, CVI AIF Master Fund II LP, Carval CCF Singapore Subfund, CVI CCOF Cayman Finance Corporation, CVI CCOF Cayman Securities Ltd, CVI CCOF Master Fund I LP, CVI CCOF Singapore Subfund, CVI CEF Cayman Securities Ltd, CVI CEF Master Fund I LP, CVI CEF Master Fund II LP, CVI CEF Master Fund III LP, CVI CEF Master Fund IV LP, CVI CEF II Master Fund III LP, CVI CEF II Master Fund IV LP, CVI CEF II Master Fund I LP, CVI CEF II Master Fund II LP, CVI CEF II Pooling Fund II LP, CVI CEF II Pooling Fund I LP, CVI CEF II Pooling Fund III LP, CVI CEF II Pooling Fund IV LP, CVI CEF II Cayman Finance Corporation, CVI CEF II Cayman Securities Ltd, Carval CSC Cayman Securities Ltd, Carval CSC Cayman Finance Corporation, Carval CSC Luxembourg S.a r.l., CVI CSF US LLC, CVI CSF Cayman Finance Corporation, CVI CSF Master Fund I LP, CVI CSF Master Fund II LP, CVI CSF Cayman Securities LP, CVI CSF Master Fund III LP, CVI CVF IV Master Fund I LP, CVI CVF IV Master Fund II LP, CVI CVF IV Master Fund III LP, CVI CVF IV Master Fund IV, LLC, CVI CVF IV Cayman Finance Corporation, CVI CVF IV Cayman Securities Ltd, CVI CVF IV Singapore Subfund, CVI CVF V Pooling Fund I LP, CVI CVF V Pooling Fund II LP, CVI CVF V Pooling Fund III LP, CVI CVF V Cayman Finance Corporation, CVI CVF V Cayman Securities Ltd, CVI CVF V renewables, LLC, CVI CVF V Singapore Subfund, CVIC Cayman holdings GP Corporation, CVIC Cayman Finance Corporation, CVIC Cayman Securities Ltd, CVIC Master Fund II, LLC, CVIC Master Fund III, LLC, CVIC Master Fund IV LP, CVIC Master Fund LP, CVIC Singapore Subfund, CVIC US holdings II LP, CVI EMCOF Cayman Finance Corporation, CVI EMCOF Cayman Securities Ltd, CVI EMCOF Master Fund LP, CVI EMCOF Singapore Subfund, CVF III Mortgage Loan Trust II, CVF III Residential investments II LLC, CVF III Mortgage Loan II Holdings LP, CVI CGS Mortgage Loan Trust I, CVI GCS Residential investments I LLC, CVI CGS Mortgage Loan I Holdings LP, CVI LCF Mortgage Loan Trust I, CVI LCF Residential investments I LLC, CVI SGP Acquisition Trust, CVI SGP-CO Acquisition Trust, CVI SGP LLC, CVI SL Investment Trust, Mill City Mortgage Loan Trust, CVI MC Residential Investments A LLC, CVI MC Residential Investments I LLC, Mill City Acquisition Holdings LP, Mill City Investment Holdings LP, CVI AGL AssetCo Holdings, LLC, CVI VGY DevCo Holdings, LLC, CVI VGY Holdings, LLC, CVI Funding (TRS) I, LLC, CVI Loan Sub Holdings IV, LLC, CVI Loan Sub Holdings V, LLC, CVI SL Investment Trust, CVI SL Investment Trust II, CVI SKP FF Acquisition Trust, CVI SA1Senior Loan Holdings, LLC, CVI SKP Equity Holdings, LLC, Lyndale Investment Holdings LP and CVI CVF IV Lux Master S.a r.l., that he is authorized and holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CARVAL CLO MANAGEMENT, LLC

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Vice President

CARVAL CCF US CORPORATION CARVAL CSC US CORPORATION

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Executive Vice President

CARVAL INVESTORS PTE, LTD.

CARVAL WENGSHENG PRIVATE FUND MANAGEMENT (SHANGHAI) CO., LTD.

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Director

CARVAL CONTINGENT CREDIT FUND LP

CENTRE STREET CARVAL PARTNERSHIP LP

CVI EMCOF US, LLC

CVI AIF CAYMAN SECURITIES LTD

CVI AIF MASTER FUND I LP

CVI AIF MASTER FUND II LP

CARVAL CCF SINGAPORE SUBFUND

CVI CCOF CAYMAN FINANCE CORPORATION

CVI CCOF CAYMAN SECURITIES LTD

CVI CCOF MASTER FUND I LP

CVI CCOF SINGAPORE SUBFUND

CVI CEF CAYMAN SECURITIES LTD

CVI CEF MASTER FUND I LP

CVI CEF MASTER FUND II LP

CVI CEF MASTER FUND III LP

CVI CEF MASTER FUND IV LP

CVI CEF II MASTER FUND III LP

CVI CEF II MASTER FUND IV LP

CVI CEF II MASTER FUND I LP

CVI CEF II MASTER FUND II LP

CVI CEF II POOLING FUND II LP

CVI CEF II POOLING FUND I LP

CVI CEF II POOLING FUND III LP

CVI CEF II POOLING FUND IV LP

CVI CEF II CAYMAN FINANCE CORPORATION

CVI CEF II CAYMAN SECURITIES LTD

CARVAL CSC CAYMAN SECURITIES LTD

CARVAL CSC CAYMAN FINANCE CORPORATION

CARVAL CSC LUXEMBOURG S.A R.L.

CVI CSF US LLC

CVI CSF CAYMAN FINANCE CORPORATION

CVI CSF MASTER FUND I LP

CVI CSF MASTER FUND II LP

CVI CSF CAYMAN SECURITIES LP

CVI CSF MASTER FUND III LP

CVI CVF IV MASTER FUND I LP

CVI CVF IV MASTER FUND II LP

CVI CVF IV MASTER FUND III LP

CVI CVF IV MASTER FUND IV, LLC

CVI CVF IV CAYMAN FINANCE CORPORATION

CVI CVF IV CAYMAN SECURITIES LTD

CVI CVF IV SINGAPORE SUBFUND

CVI CVF V POOLING FUND I LP

CVI CVF V POOLING FUND II LP

CVI CVF V POOLING FUND III LP

CVI CVF V CAYMAN FINANCE CORPORATION

CVI CVF V CAYMAN SECURITIES LTD

CVI CVF V RENEWABLES, LLC

CVI CVF V SINGAPORE SUBFUND

CVIC CAYMAN HOLDINGS GP CORPORATION

CVIC CAYMAN FINANCE CORPORATION

CVIC CAYMAN SECURITIES LTD

CVIC MASTER FUND II, LLC

CVIC MASTER FUND III, LLC

CVIC MASTER FUND IV LP

CVIC MASTER FUND LP

CVIC SINGAPORE SUBFUND

CVIC US HOLDINGS II LP

CVI EMCOF CAYMAN FINANCE CORPORATION

CVI EMCOF CAYMAN SECURITIES LTD

CVI EMCOF MASTER FUND LP

CVI EMCOF SINGAPORE SUBFUND

CVF III MORTGAGE LOAN TRUST II

CVF III RESIDENTIAL INVESTMENTS II LLC

CVF III MORTGAGE LOAN II HOLDINGS LP

CVI CGS MORTGAGE LOAN TRUST I

CVI GCS RESIDENTIAL INVESTMENTS I LLC

CVI CGS MORTGAGE LOAN I HOLDINGS LP

CVI LCF MORTGAGE LOAN TRUST I

CVI LCF RESIDENTIAL INVESTMENTS I LLC

CVI SGP ACQUISITION TRUST

CVI SGP-CO ACQUISITION TRUST

CVI SGP LLC

CVI SL INVESTMENT TRUST

MILL CITY MORTGAGE LOAN TRUST

CVI MC RESIDENTIAL INVESTMENTS A LLC

CVI MC RESIDENTIAL INVESTMENTS I LLC

MILL CITY ACQUISITION HOLDINGS LP

MILL CITY INVESTMENT HOLDINGS LP

CVI AGL ASSETCO HOLDINGS, LLC

CVI VGY DEVCO HOLDINGS, LLC

CVI VGY HOLDINGS, LLC

CVI FUNDING (TRS) I, LLC

CVI LOAN SUB HOLDINGS IV, LLC

CVI LOAN SUB HOLDINGS V, LLC

CVI SL INVESTMENT TRUST

CVI SL INVESTMENT TRUST II

CVI SKP FF ACQUISITION TRUST

CVI SA1SENIOR LOAN HOLDINGS, LLC

CVI SKP EQUITY HOLDINGS, LLC

LYNDALE INVESTMENT HOLDINGS LP

CVI CVF IV LUX MASTER S.A R.L.

By:	/s/ Christopher J. Hedberg
Name:	Christopher J. Hedberg
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the attached application dated as of January 26, 2023 for and on behalf of Carval CCF Luxembourg S.a r.l., Carval CCOF Luxembourg S.a r.l., CVI CEF Luxembourg S.a r.l., CVI CEF II Luxembourg S.a r.l., CVI CSF Luxembourg S.a r.l., CVIC Lux Finance S.a r.l., CVIC Lux Securities Trading S.a r.l., CVI EMCOF Lux S.a r.l., Britannica Recoveries S.a r.l., Bohai Investment Holdings S.a r.l., Insubria S.a r.l., Lienza GP S.a r.l., and CVI Group Pooling RAIF S.C.A.- CVF V Sub-Fund and that she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CARVAL CCF LUXEMBOURG S.A R.L.

CARVAL CCOF LUXEMBOURG S.A R.L.

CVI CEF LUXEMBOURG S.A R.L.

CVI CEF II LUXEMBOURG S.A R.L.

CVI CSF LUXEMBOURG S.A R.L.

CVIC LUX FINANCE S.A R.L.

CVIC LUX SECURITIES TRADING S.A R.L.

CVI EMCOF LUX S.A R.L.

BRITANNICA RECOVERIES S.A R.L.

BOHAI INVESTMENT HOLDINGS S.A R.L.

INSUBRIA S.A R.L.

LIENZA GP S.A R.L.

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

CVI GROUP POOLING RAIF S.C.A.- CVF V SUB-FUND

By:	CVI Group Pooling RAIF GP S.à r.l., its
general partner

By:	/s/ Cecile Gadisseur
Name:	Cecile Gadisseur
Title:	Manager

VERIFICATION

The undersigned states that she has duly executed the attached application dated as of January 26, 2023 for and on behalf of CarVal CLO I Ltd., CarVal CLO II Ltd., CarVal CLO III Ltd., CarVal CLO IV Ltd., CarVal CLO V-C Ltd. and CarVal CLO VII-C Ltd. and that she holds office with each such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CARVAL CLO I LTD. CARVAL CLO II LTD. CARVAL CLO III LTD. CARVAL CLO IV LTD. CARVAL CLO V-C LTD. CARVAL CLO VII-C LTD.

By:	/s/ Dianne Farjallah
Name:	Dianne Farjallah
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of January 26, 2023 for and on behalf of Lyndale Holdings Limited, CVI Investment Holdings Limited, and CarVal Investors GB LLP and that he holds office with each such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LYNDALE HOLDINGS LIMITED CVI INVESTMENT HOLDINGS LIMITED

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director

CARVAL INVESTORS GB LLP

By:	/s/ Clifford Bottomley
Name:	Clifford Bottomley
Title:	Director of the Member/Manager CarVal Investors UK Limited

VERIFICATION

The undersigned state that they have duly executed the attached application dated as of January 26, 2023 for and on behalf of Mincio S.a r.l. and that they hold office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of the entity and any other body necessary to authorize each undersigned to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

MINCIO S.A R.L.

By:	/s/ Alessandro Linguanotto
Name:	Alessandro Linguanotto
Title:	Manager

By:	/s/ Andrea Bartelloni
Name:	Andrea Bartelloni
Title:	Manager

APPENDIX A

Existing Affiliated Funds and Existing AB CarVal Accounts

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by AB CarVal:

1.	CarVal CCF US Corporation

2.	CarVal Contingent Credit Fund LP

3.	Centre Street CarVal Partnership LP

4.	CarVal CSC US Corporation

5.	CVI EMCOF US, LLC

6.	CVI AIF Cayman Securities Ltd

7.	CVI AIF Master Fund I LP

8.	CVI AIF Master Fund II LP

9.	CarVal CCF Luxembourg S.A R.L.

10.	CarVal CCF Singapore Subfund

11.	CarVal CCOF Luxembourg S.A R.L.

12.	CVI CCOF Cayman Finance Corporation

13.	CVI CCOF Cayman Securities Ltd

14.	CVI CCOF Master Fund I LP

15.	CVI CCOF Singapore Subfund

16.	CVI CEF Cayman Securities Ltd

17.	CVI CEF Luxembourg S.A R.L.

18.	CVI CEF Master Fund I LP

19.	CVI CEF Master Fund II LP

20.	CVI CEF Master Fund III LP

21.	CVI CEF Master Fund IV LP

22.	CVI CEF II Master Fund I LP

23.	CVI CEF II Master Fund II LP

24.	CVI CEF II Master Fund III LP

25.	CVI CEF II Master Fund IV LP

26.	CVI CEF II Pooling Fund I LP

27.	CVI CEF II Pooling Fund II LP

28.	CVI CEF II Pooling Fund III LP

29.	CVI CEF II Pooling Fund IV LP

30.	CVI CEF II Cayman Finance Corporation

31.	CVI CEF II Cayman Securities Ltd

32.	CVI CEF II Luxembourg S.A R.L.

33.	CarVal CLO I Ltd.

34.	CarVal CLO II Ltd.

35.	CarVal CLO III Ltd.

36.	CarVal CLO IV Ltd.

37.	CarVal CLO V-C Ltd.

38.	CarVal CLO VII-C Ltd.

39.	CarVal CSC Cayman Securities Ltd

40.	CarVal CSC Cayman Finance Corporation

41.	CarVal CSC Luxembourg S.A R.L.

42.	CVI CSF US LLC

43.	CVI CSF Cayman Finance Corporation

44.	CVI CSF Master Fund I LP

45.	CVI CSF Master Fund II LP

46.	CVI CSF Master Fund III LP

47.	CVI CSF Cayman Securities LP

48.	CVI CSF Luxembourg S.A R.L.

49.	CVI CVF IV Lux Master S.A R.L.

50.	CVI CVF IV Master Fund I LP

51.	CVI CVF IV Master Fund II LP

52.	CVI CVF IV Master Fund III LP

53.	CVI CVF IV Master Fund IV, LLC

54.	CVI CVF IV Cayman Finance Corporation

55.	CVI CVF IV Cayman Securities Ltd

56.	CVI CVF IV Singapore Subfund

57.	CVI Group Pooling RAIF S.C.A.- CVF V Sub-Fund

58.	CVI CVF V Pooling Fund I LP

59.	CVI CVF V Pooling Fund II LP

60.	CVI CVF V Pooling Fund III LP

61.	CVI CVF V Cayman Finance Corporation

62.	CVI CVF V Cayman Securities Ltd

63.	CVI CVF V Renewables, LLC

64.	CVI CVF V Singapore Subfund

65.	CVIC Cayman Holdings GP Corporation

66.	CVIC Cayman Finance Corporation

67.	CVIC Cayman Securities Ltd

68.	CVIC Lux Finance S.A R.L.

69.	CVIC Master Fund II, LLC

70.	CVIC Master Fund III, LLC

71.	CVIC Master Fund IV LP

72.	CVIC Master Fund LP

73.	CVIC Singapore Subfund

74.	CVIC US Holdings II LP

75.	CVIC Lux Securities Trading S.A R.L.

76.	CVI EMCOF Lux S.A R.L.

77.	CVI EMCOF Cayman Finance Corporation

78.	CVI EMCOF Cayman Securities Ltd

79.	CVI EMCOF Master Fund LP

80.	CVI EMCOF Singapore Subfund

81.	Britannica Recoveries S.A R.L.

82.	Bohai Investment Holdings S.A R.L.

83.	Insubria S.A R.L.

84.	Mincio S.A R.L.

85.	Lienza GP S.A R.L.

86.	CVF III Mortgage Loan Trust II

87.	CVF III Residential Investments II LLC

88.	CVF III Mortgage Loan II Holdings LP

89.	CVI CGS Mortgage Loan Trust I

90.	CVI GCS Residential Investments I LLC

91.	CVI CGS Mortgage Loan I Holdings LP

92.	CVI LCF Mortgage Loan Trust I

93.	CVI LCF Residential Investments I LLC

94.	CVI SGP Acquisition Trust

95.	CVI SGP-CO Acquisition Trust

96.	CVI SGP LLC

97.	Mill City Mortgage Loan Trust

98.	CVI MC Residential Investments A LLC

99.	CVI MC Residential Investments I LLC

100.	Mill City Acquisition Holdings LP

101.	Mill City Investment Holdings LP

102.	Lyndale Holdings Limited

103.	CVI Investment Holdings Limited

104.	CVI AGL AssetCo Holdings, LLC

105.	CVI VGY DevCo Holdings, LLC

106.	CVI VGY Holdings, LLC

107.	CVI Funding (TRS) I, LLC

108.	CVI Loan Sub Holdings IV, LLC

109.	CVI Loan Sub Holdings V, LLC

110.	CVI SL Investment Trust

111.	CVI SL Investment Trust II

112.	CVI SKP FF Acquisition Trust

113.	CVI SA1Senior Loan Holdings, LLC

114.	CVI SKP Equity Holdings, LLC

115.	Lyndale Investment Holdings LP

APPENDIX B

Resolutions of the Sole Initial Trustee of

AB CARVAL OPPORTUNISTIC CREDIT FUND

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Rule 17d-1 under the 1940 Act to permit AB CarVal Opportunistic Credit Fund (the “Trust”) to engage in certain joint transactions that otherwise may be prohibited by Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that any officer or trustee of the Trust, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(As adopted on January 24, 2023)